UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TransMontaigne Partners, L.P.
(Name of Issuer)
Common Limited Partner Units
(Title of Class of Securities)
89376V100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89376V100

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	89376V100

1	NAMES OF REPORTING PERSONS Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA
**SEE ITEM 4(b).

CUSIP No.	89376V100

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 3 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP), a Texas limited partnership (“Swank Advisors”), and Mr. Jerry V. Swank, the principal of Swank Capital and Swank Advisors, relating to Common Limited Partner Units (the “Common Units”) of TransMontaigne Partners, L.P., a Delaware limited partnership (the “Issuer”).
This Schedule 13G relates to Common Units of the Issuer purchased by Swank Advisors through the accounts of certain private funds and managed accounts (collectively, the “Swank Accounts”). Swank Advisors serves as the investment adviser to the Swank Accounts and may direct the vote and dispose of the 150,000 Common Units held by the Swank Accounts. Swank Capital serves as the general partner of Swank Advisors and may direct Swank Advisors to direct the vote and disposition of the 150,000 Common Units held by the Swank Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 150,000 Common Units held by the Swank Accounts.
This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

TransMontaigne Partners, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1670 Broadway Suite 3100 Denver, Colorado 80202

Item 2(a)	Name of Person Filing.

Swank Capital, L.L.C. (“Swank Capital”), Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP) (“Swank Advisors”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440 Dallas, Texas 75225

Item 2(c)	Citizenship or Place of Organization.

Swank Capital is a limited liability company organized under the laws of the State of Texas. Swank Advisors is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Swank Advisors, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Limited Partner Units (the “Common Units”).

Item 2(e)	CUSIP Number.

89376V100

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	Swank Capital, Swank Advisors and Mr. Swank are the beneficial owners of 150,000 Common Units.

(b)
Swank Capital, Swank Advisors and Mr. Swank are the beneficial owners of 1.0% of the outstanding Common Units. This percentage is determined by dividing 150,000 by 14,457,066, the number of Common Units issued and outstanding as of October 29, 2010, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2010.

(c)
Swank Advisors, as the investment adviser to the Swank Accounts, may direct the vote and dispose of the 150,000 Common Units held by the Swank Accounts. Swank Capital, as the general partner of Swank Advisors, may direct it to direct the vote and dispose of the 150,000 Common Units held by the Swank Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 150,000 Common Units held by the Swank Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2011, by and among Swank Capital, Swank Advisors and Mr. Swank.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

SWANK CAPITAL, L.L.C.
By:
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP (N/K/A CUSHING MLP ASSET MANAGEMENT, LP) By: Swank Capital, L.L.C., its general partner
By:
Jerry V. Swank
Managing Member

Jerry V. Swank